

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2022

Tao Xu
Chief Financial Officer
KE Holdings Inc.
Oriental Electronic Technology Building
No. 2 Chuangye Road, Haidian District
Beijing 1000086
People's Republic of China

> **Re: KE Holdings Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 19, 2022**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed April 6, 2021**
> **File No. 001-39436**

Dear Mr. Xu:

We have reviewed your June 21, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2022 letter.

Tao Xu
KE Holdings Inc.
July 11, 2022
Page 2

<u>Form 20-F for the Fiscal Year Ending December 31, 2021</u>

<u>Enforcement of Civil Liabilities, page 149</u>

1.   We note your proposed disclosures related to our prior comment 10. Please further expand disclosures to discuss any potential costs involved in enforcing potential liabilities and judgments on your officers and directors located in China and Hong Kong, if material.

          You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Real Estate & Construction